Erin Martin

Legal Branch Chief

Office of Real Estate and Construction

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

October 7, 2019

Re:	CalTier Fund I LP Offering Statement on Form 1-A Filed September 20, 2019

File No. 024-11077

Dear Ms. Martin:

Thank you for your comments of October 4, 2019 regarding the Offering Statement on Form 1-A of CalTier Fund I LP (the “company”). We appreciate the opportunity to respond to your comments.

General

1.	We note your response to comment 3 and the revised disclosure on pages 19 and 42 as well as your response to comment 14 in our letter dated July 11, 2019. Please revise your subscription agreement and offering circular to explicitly clarify that the exclusive forum provision applies to claims made under the federal securities laws. In this regard, we note that your offering circular disclosure indicates that you are uncertain regarding the provision's applicability to claims made under the Exchange Act. Given that the provision appears to provide for either state or federal jurisdiction for claims, it is unclear to us why you state that "the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act." Please revise or advise. In addition, please revise to remove any language indicating that by signing the subscription agreement an investor "will warrant that the investor has reviewed this waiver with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights," as it is inappropriate to require an investor to represent that he or she as read the offering materials.

The company has amended the disclosure on pages 19 and 42 and has amended Section 6 of the subscription agreement.

Thank you again for the opportunity to respond to your questions to the Offering Statement of CalTier Fund I LP. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

CrowdCheck Law LLP (f/k/a KHLK LLP)

cc: Travis Hook
Manager of CalTier Realty, LLC
Caltier Fund I LP

6540 Lusk Blvd, C240

San Diego, California, 92121